UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood

c/o ZS Fund L.P.

1133 Avenue of the Americas

New York, New York 10036

(212) 398-6200

With copies to:

Brian J. Lane

Gibson, Dunn & Crutcher LLP

1050 Washington Avenue, N.W.

Washington, DC 20036-5306

(202) 887-3646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 16946T109	Page 2 of 7 Pages

(1)	Name of reporting persons Ned L. Sherwood
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 775,141
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 775,141
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 3,400,629
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 16946T109	Page 3 of 7 Pages

(1)	Name of reporting persons ZS EDU L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 2,625,488
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.4%
(14)	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 16946T109	Page 4 of 7 Pages

(1)	Name of reporting persons ZS EDU GP LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 2,625,488
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.4%
(14)	Type of reporting OO

SCHEDULE 13D

CUSIP No. 16946T109	Page 5 of 7 Pages

(1)	Name of reporting persons Robert Horne
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,000
	(8)	Shared voting power 2,625,488
	(9)	Sole dispositive power 50,000
	(10)	Shared dispositive power 2,625,488
(11)	Aggregate amount beneficially owned by each reporting person 2,675,488
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 5.5%
(14)	Type of reporting person IN

Page 6 of 7 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011, and as amended and restated on May 12, 2011 and November 22, 2011, and as amended on December 9, 2011, December 15, 2011 and January 10, 2012 (as amended and amended and restated, the “Schedule 13D”) by the Reporting Persons named therein is hereby amended by this Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by adding the following:

On January 17, 2012, the Issuer announced that the Nominees were elected to the Issuer’s Board of Directors at the Issuer’s 2011 Annual Meeting of Stockholders, and the Nominee Agreement between Z.S. EDU L.P. and Daniel Tseung terminated in accordance with its terms. The Reporting Persons may no longer be deemed to be a member of a group with Daniel Tseung within the meaning of Rule 13d-5(b) under the Act.

The Issuer entered into a notes and warrants purchase agreement (the “Purchase Agreement”) and a related series of promissory notes (the “Notes”), dated as of April 10, 2012, with a group of lenders (the “Purchasers”) that includes MRMP Managers LLC (“MRMP”). MRMP is a shareholder of the Issuer, and Ned Sherwood is an investment manager of MRMP.

Notes. Pursuant to the Purchase Agreement, the Purchasers have agreed to purchase Notes in the aggregate principal amount of US$1,096,181.50 (of which MRMP has agreed to purchase the aggregate principal amount of US$60,000). The Notes bear interest at twenty percent (20.0%) per annum, payable semi-annually in arrears, and mature on April 10, 2013.

Subsequent Advance. After May 25, 2012, and prior to the earlier of the maturity date of the Notes and repayment of the Notes, the Issuer may make a request for a subsequent advance from each of the Purchasers of up to the same amount funded by each such Purchaser under its respective Note. Any such subsequent advance is in such Purchaser’s sole discretion.

Optional Prepayment of Notes. The Issuer may prepay any Note in whole or in part at any time prior to maturity by paying 102.5% of the principal to be prepaid together with the accrued interest on the prepaid principal amount to prepayment. If the Note is prepaid in full prior to maturity, the Issuer will pay the Purchaser an additional amount equal to the greater of (a) ten percent (10.0%) of the aggregate principal amount of the Note minus the sum of (i) all interest paid thereon plus (ii) any prepayment penalties paid in accordance with the foregoing sentence and (b) zero. No prepaid amount may be re-borrowed.

Restrictions on Incurrence of Debt. Each Note provides that until all amounts outstanding under the Note have been repaid in full, the Issuer shall not incur any indebtedness other than indebtedness (a) existing or arising under the Note; (b) existing as of the date of the Note; (c) indebtedness of the Issuer in an amount not to exceed $5.0 million outstanding at any one time in the aggregate for the purposes mutually agreed with the Purchasers in accordance with the Purchase Agreement and upon the same terms as the Notes; provided, however, if the terms of such indebtedness are materially more favorable than the terms of the Note, then the Purchaser shall be entitled to receive the same terms of such indebtedness with respect to the Note; and (d) indebtedness of the Issuer which is subordinated to the Note.

Events of Default. Each Note includes events of default for failure to pay principal or interest, bankruptcy and breach of any representation or warranty included in the Note.

Warrants. Under the Purchase Agreement, the Issuer is required, as soon as practicable after the date of the Purchase Agreement, to issue to each Purchaser a number of warrants (the “Warrants”) equivalent to one Warrant for every two dollars of principal amount of Notes issued to that Purchaser. Each Warrant (a) shall be convertible into one share of the Issuer’s common stock at an exercise price of $4.00 per share (which exercise price shall not be subject to any adjustment mechanism), (b) expire on the fifth anniversary of issuance and (c) include anti-dilution protections for ordinary stock splits, stock dividends and recapitalizations.

        Registration Rights. The Purchase Agreement also provides that the Issuer, Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital” and, collectively with Fir Tree Value, “Fir Tree”) will, as soon as practicable after the date of the Purchase Agreement, enter into a registration rights agreement (the “New Fir Tree Registration Rights Agreement”) on substantially the same terms as the registration rights agreement between the Issuer and Fir Tree, dated as of November 23, 2009 (the “Old Registration Rights Agreement”), with the exception that: (a) (i) the demand registration rights set forth in Section 2.1.1 of the Old Registration Rights Agreement shall commence instead on August 1, 2012; (ii) the piggy-back registration rights set forth in Section 2.2.1 of the Old Registration Rights Agreement shall commence instead on September 1, 2012; and (iii) the first sentence of the defined term “Registrable Securities” under the Old Registration Rights Agreement shall be defined to mean the 6,452,423 shares of Common Stock held by Fir Tree as of the date of the Purchase Agreement and the Warrants and shares of common stock issuable upon exercise of the Warrants to be issued to Fir Tree and (b) the New Fir Tree Registration Rights Agreement shall include such other changes as to be agreed upon by the parties thereto. The Issuer’s Old Registration Rights Agreement will be terminated by the Issuer and Fir Tree concurrently with the execution of the New Fir Tree Registration Rights Agreement and any and all existing breaches or violations thereof will thereby be waived by the Issuer and Fir Tree.

The Purchase Agreement also provides that the Issuer and the Purchasers other than Fir Tree will, as soon as practicable, enter into a registration rights agreement that will provide such Purchasers with the same piggy-back registration rights (but not the demand registration rights) as will be provided to Fir Tree.

Page 7 of 7 Pages

Information Rights. The Purchase Agreement also provides that so long as the Notes are outstanding, any Purchaser holding the Notes shall have the right to receive (i) a weekly report detailing the use of the proceeds from the Notes and (ii) any other information that the Purchasers may reasonably request.

The foregoing description of the terms of the Purchase Agreement and the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the form of the Notes, which are attached hereto as Exhibits 6 and 7, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

The Issuer entered into the Purchase Agreement and the Notes with the Purchasers, including MRMP. The Purchase Agreement and the Notes are defined and described in Item 4 above and attached hereto as Exhibits 6 and 7, respectively.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit 6:	Notes and Warrants Purchase Agreement, dated as of April 10, 2012, between the Issuer and the Purchasers, filed as Exhibit 4.1 to the Form 8-K filed April 16, 2012 (incorporated herein by reference)

Exhibit 7:	Form of Note, filed as Exhibit 4.2 to the Form 8-K filed April 16, 2012 (incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2012	Ned Sherwood

	By:	/s/ Ned Sherwood
Name: Ned Sherwood

April 16, 2012	ZS EDU L.P.

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Manager of the General Partner, ZS EDU GP LLC

April 16, 2012	ZS EDU GP LLC

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Manager

April 16, 2012	Robert Horne

	By:	/s/ Robert Horne
Name: Robert Horne